Eurasian Minerals Inc.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

            NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Eurasian Minerals Inc. (the “Corporation”) will be held at Suite 300, 570 Granville Street, Vancouver, British Columbia, on Tuesday, August 24th, 2010 at 10:00 a.m. (local time), for the following purposes:

1.	To receive and consider the Report of the Directors to the Shareholders.

2.	To receive and consider the financial statements of the Corporation for the year ended March 31, 2010 together with the auditor’s report thereon.

3.	To set the number of directors for the ensuing year at five.

4.	To elect directors for the ensuing year.

5.	To appoint an auditor for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor.

6.

To ratify the Corporation’s Stock Option Plan (the “Plan”) and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.	To authorize the issuance to certain officers and a director of the Corporation, as a bonus over a period of three years, an aggregate of 480,000 common shares.

8.	To authorize the creation of an incentive stock grant program for the benefit of two officers and a director of the Corporation.

9.	To transact such other business as may properly come before the meeting.

The Board of Directors has fixed July 19, 2010 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Voting Instruction Form, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete Proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded it to them.

DATED at Vancouver, British Columbia this 23rd day of July, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Kim C. Casswell”
____________________________________________
Kim C. Casswell
Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.